November 25, 2013

Ajay Koduri
SEC
Division of Corporate Finance
100 F. St., NE
Mailstop 3720
Washington D.C. 20549

RE: Comments to ColorStars Group, Inc. S-1 filing

Dear Mr. Koduri,

I am writing to respond to your oral comments made by phone on October 22, 2013 and November 18, 2013 regarding the ColorStars Group, Inc. S-1 filing.

October 22, 2013 Comments

Comment #1: Please include a completed signature page, exhibits, and exhibit index.

Response #1: A completed signature page, a complete set of exhibits, and an exhibit index have now been filed.

November 18, 2013

Comment #1: Please update financial statements.

Response #1: Financials have been updated, and a new accountant’s consent has been filed. Comment #2: Please check the box on page one as a “smaller reporting company.” Response #2: The requested box has been checked.

You may contact me at (949) 878-3740 with any questions.

Sincerely,

Steve Gribben
Attorney